Exhibit 99.3.3

GRAPHEX GROUP LIMITED

TRANSACTIONS WITH RELATED PERSONS POLICIES AND PROCEDURES

Policy

Without prejudice to any additional applicable policies of the Board of Directors (the “Board”) of Graphex Group Limited (the “Company”), for so long as the Company has any securities listed on the NYSE American, LLC (the “NYSE”), all Interested Transactions with Related Persons (each as defined in this Policy) will be subject to the procedures set forth below.

Interested Transactions

An “Interested Transaction” is any transaction, arrangement or relationship or series of similar transactions, arrangements or relationships (including any indebtedness or guarantee of indebtedness) in which (1) the aggregate amount involved will or may reasonably be expected to exceed $120,000 in any calendar year, (2) the Company or its subsidiaries or affiliates is a participant, and (3) any Related Person has or will have a direct or indirect interest (other than solely as a result of being a director or a less than 10% beneficial owner of another entity).

A “Related Person” is any (1) director, nominee for director or executive officer of the Company and any Immediate Family Member of such person, and (2) any holder of 5% or more of any class of outstanding equity securities of the Company and any Immediate Family Member such person.

“Immediate Family Member” means (a) any child, stepchild, parent, stepparent, spouse, sibling, mother in law, father in law, son in law, daughter in law, brother in law or sister in law of the person in question and (b) any person (other than a tenant or employee) sharing the household of the person in question.

Procedures

As a general matter, prior to entering into Interested Transactions, the Audit Committee (the “Committee”) will review the material facts of all Interested Transactions that require the Committee’s approval and either approve or disapprove of the entry into the Interested Transaction, subject to the exceptions described below.

If advance Committee approval of an Interested Transaction is not feasible or obtained:

1.	If the transaction is pending or ongoing, it will be submitted to the Committee promptly, and the Committee will consider the transaction and evaluate all options, including but not limited to approval, ratification, amendment or termination of the Interested Transaction; and

2.	If the transaction is completed, the Committee will consider the transaction to determine if ratification or rescission of the transaction and/or any further action is appropriate.

In determining whether to approve, disapprove or ratify an Interested Transaction, the Committee will take into account, among other factors it deems appropriate, whether the Interested Transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances on an arm’s length basis and the extent of the Related Person’s interest in the transaction.

The Committee has determined that each of the Interested Transactions described below in “Standing Pre-Approval for Certain Interested Transactions” shall be deemed to be pre-approved by the Committee under the terms of this policy. In addition, the Board has delegated to the Chair of the Committee the authority to approve, disapprove or ratify (as applicable) any Interested Transaction with a Related Person in which the aggregate amount involved is expected to be less than $1,000,000.

No director will participate in any discussion, approval or ratification of an Interested Transaction for which he or she is a Related Person, except that the director will provide all material information concerning the Interested Transaction to the Committee and may be counted in determining the presence of a quorum at a meeting of the Committee that considers the transaction.

If an Interested Transaction will be ongoing, the Committee may establish guidelines for the Company’s management to follow in its ongoing dealings with the Related Person.

Standing Pre-Approval for Certain Interested Transactions

The Committee has determined that each of the following Interested Transactions shall be deemed to be pre-approved by the Committee, even if the aggregate amount involved will exceed $120,000:

1.	Employment of executive officers. Any employment by the Company of an executive officer of the Company if the related compensation is required to be reported in the Company’s filings with the Securities and Exchange Commission (the “SEC”) under Item 402 of Regulation S-K (generally applicable to “named executive officers”) or Item 404 of Regulation S-K;

2.	Director compensation. Any compensation paid to a director if the compensation is required to be reported in the Company’s SEC filings under Items 402 or 404 of Regulation S-K;

3.	Certain transactions with other companies. A transaction with another company (the “Other Company”) at which a Related Person’s only relationship is as an employee, director, limited partner or beneficial owner of less than 10% of that Other Company’s shares, partnership interests or other equity interests, if the aggregate amount involved does not exceed the greater of $1,000,000, or 2% of the Other Company’s total annual revenues;

4.	Certain Company charitable contributions. Any charitable contribution, grant or endowment to a charitable organization, foundation or university at which a Related Person’s only relationship is as an employee, director or trustee, if the aggregate amount involved does not exceed 1% of the charitable organization’s total annual receipts, even if such charitable contribution, grant or endowment would require approval under Item 2 above;

5.	Transactions where all shareholders receive proportional benefits. Any transaction where the Related Person’s interest arises solely from the ownership of the Company’s common stock and all holders of the Company’s common stock received the same benefit on a pro rata basis (e.g., dividends);

6.	Fairness Opinion. Any transaction in which a member of the Board is party to such Interested Transaction shall have received a written opinion from a nationally recognized investment banking, appraisal or accounting firm that such Interested Transaction is either fair, from a financial standpoint, to the Company and its Subsidiaries or is on terms not materially less favorable than those that might reasonably have been obtained in a comparable transaction at such time on an arm’s length basis from a person that is not an Related Person of the Company;

7.	Permitted by documents governing indebtedness. Any transaction involving a Related Person where such transaction would be permitted by the documents that govern the Company’s indebtedness;

8.	Issuance of capital stock to shareholders. Any issuance by the Company or its subsidiaries of the Company’s capital stock to its shareholders, whether pursuant to a transaction or otherwise;

9.	Transactions involving competitive bids. Any transaction involving a Related Party where the rates or charges involved are determined by competitive bids; and

10.	Regulated and customer transactions. Any transaction with a Related Party involving the rendering of services as a common or contract carrier, or public utility, at rates or charges fixed in conformity with law or governmental authority, or services made available on the same terms and conditions to persons who are not a Related Party.

Effective as of __________